                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

   [X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the year ended December 31, 2002

                                       OR

   [ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                        Commission File Number 001-09120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                      THRIFT AND TAX-DEFERRED SAVINGS PLAN

                                  80 PARK PLAZA

                            NEWARK, NEW JERSEY 07102

                         MAILING ADDRESS: P.O. Box 1171

                          NEWARK, NEW JERSEY 07101-1171

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                       N/A

                                      INDEX

                                                                         PAGE
                                                                         ----
INDEPENDENT AUDITORS' REPORT                                              3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
     AS OF DECEMBER 31, 2002 AND 2001                                     4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
     BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2002                        5

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
     AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002                    6

SIGNATURES                                                               15

EXHIBIT INDEX                                                            16

                          INDEPENDENT AUDITORS' REPORT


Employee Benefits Committee of
Public Service Enterprise Group Incorporated:

We have audited the accompanying statements of net assets available for benefits of the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 13, 2003

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                        As of December 31,
                                                                             ------------------------------------------
                                                                                  2002                      2001
                                                                             --------------            ----------------
ASSETS
Investments, at fair value-
     Plan interest in Master Employee Benefit Plan Trust                       $647,126,221              $670,560,000

Receivables:
Deposits and Contributions - employee                                             1,387,863                 2,008,314
Deposits and Contributions - employer                                               452,689                   570,304
Receivables from investments sold                                                   242,460                   175,379
Interest and dividends                                                                1,694                     3,292
                                                                               ------------              ------------
                                                                                649,210,927               673,317,289
                                                                               ------------              ------------

LIABILITIES
Payable for investments purchased                                                    40,989                    35,646
Accrued expenses                                                                    752,654                   299,038
                                                                               ------------              ------------
                                                                                    793,643                   334,684
                                                                               ------------              ------------

NET ASSETS AVAILABLE FOR BENEFITS                                              $648,417,284              $672,982,605
                                                                               ============              ============

See notes to financial statements.

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002


ADDITIONS:
Net Investment loss
Plan Interest in Master Employee Benefit Plan Trust                    $(56,981,954)

Deposits and Contributions
  Employee                                                               38,424,702
  Employer                                                               13,160,761
                                                                       ------------
         Total Deposits and Contributions                                51,585,463

Transfer from the Wisvest 401(k) Plan                                     4,223,854
Transfer from Employee Savings Plan--net                                  1,455,462
                                                                       ------------
                                                                          5,679,316
                                                                       ------------
         Total Additions                                                    282,825
                                                                       ------------

DEDUCTIONS
Benefit Payments to participants                                         23,802,641
Administrative expenses                                                   1,045,505
                                                                       ------------
         Total Deductions                                                24,848,146
                                                                       ------------

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                           (24,565,321)

NET ASSETS AVAILABLE FOR BENEFITS
    BEGINNING OF YEAR                                                   672,982,605
                                                                       ------------
NET ASSETS AVAILABLE FOR BENEFITS
    END OF YEAR                                                        $648,417,284
                                                                       ============

See notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

                       As of December 31, 2002 and 2001 and
                       for the year ended December 31, 2002

1. DESCRIPTION OF THE PLAN

General

The following description of the Public Service Enterprise Group Incorporated (Company) Thrift and Tax-Deferred Savings Plan (Plan) is provided for general information purposes only. Participants (any person who has an interest in the Trust Fund) should refer to the Plan Document for more complete information.

The Plan is a defined contribution plan covering substantially all non-bargaining unit employees of the Company, and its Participating affiliates, who are eligible on the date of hire. The Company's Employee Benefits Committee is the named fiduciary of the Plan and controls and manages its operation and administration. Deutsche Bank Trust Company Americas (Trustee) serves as the trustee of the Plan. Hewitt Associates is the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The majority of the Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Employee Benefit Trust (Master Trust), a master trust established by the Company and the Trustee.

During 2002, through a subsidiary, the Company acquired Wisvest Connecticut LLC. As a result of this transaction, the savings plan of the acquired company was merged with and into the Plan and the PSEG Employee Savings Plan (Savings Plan), effective December 31, 2002, and Participant account balances of $4,223,854 were transferred into the Plan as of December 31, 2002.

The Plan was amended effective January 1, 2002. Effective with that date, catch-up contributions of an additional $1,000 in pre-income tax deposits for employees age 50 or older in 2002 were permitted, maximum permitted employee contribution increased from 25% to 50%, acceptance of after-tax rollovers and rollovers from financial institutions were permitted, Internal Revenue Service
(IRS) minimum distribution requirements were adopted for post age 70 1/2 distributions, the suspension period for making deposits to the Plan after a hardship withdrawal was decreased from one year to six months and the Enterprise Stock Fund was converted to an Employee Stock Ownership Plan (ESOP) with the result that Participants were permitted to have dividends on Company stock held in that Fund made in cash.

Contributions

A Participant's Employer begins matching contributions when that Participant has completed a Year of Service, as defined in the Plan, with his/her employer.

Each year, Participants may contribute from 1% to 8 % of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code
(IRC) limitations. The Company contributes 50% as its matching contribution to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Prior to March 1, 2002, employer contributions in excess of 6% and up to 8% of compensation were made in shares of the Company's Common Stock, and were not available for transfer to any other investment fund or withdrawal from the Plan prior to the Participant's termination of employment.

Effective March 1, 2002, employer contributions are made in cash and invested according to the Participant's then current investment election and all shares of Company Stock held in a Participant's account are eligible for transfer to any other investment fund. In addition, a Participant may elect to make supplemental deposits to such Funds in increments of 1% of compensation up to an additional 42% (17% prior to January 1, 2002) of compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as post-income tax contributions (Nondeferred Deposits) or pre-income tax contributions (Deferred Deposits).

Each Participant may, within any Plan Year, make one or more additional lump sum deposits on a nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 50% of his or her Compensation for that Plan Year and subject to the limitations of the IRC. Prior to January 1, 2002, the maximum permitted annual employee contribution was limited to 25%.

Participant Accounts

Individual accounts are maintained for each Plan Participant. Each Participant's account is credited with the Participant's contributions, the Company's matching contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled under the Plan is the accrued vested balance of his/her individual account as of any date.


Employee Stock Ownership Plan Fund (ESOP Fund) Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company's Common Stock held for their account in the ESOP Fund.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 reduced by the highest outstanding loan balance during the past twelve months, whichever is less. The loans are secured by the balance in the Participant's account and bear interest at rates commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions. During 2002, the rate of interest on loans granted to Participants was 4.75%. During 2001, the rate of interest on loans ranged from 6.0% to 9.5%.

No amounts may be loaned directly from any ESOP Account, from any portion of a Participant's Savings Account attributable to transfers from the Cash Balance Plan of Public Service Enterprise Group Incorporated (Cash Balance Plan), from assets held in the Schwab Personal Choice Retirement Account (PCRA) Fund, or, prior to March 1, 2002, from any portion of the Enterprise Common Stock Fund attributable to employer contributions made in shares of Company Common Stock. No Participant may have more than two loans outstanding at any time.

Payment of Benefits

On termination of service due to death, disability, or retirement, a Participant may elect to receive a lump-sum amount equal to the value of the Participant's vested interest in his or her account.

Forfeitures

Any nonvested portion of the Participant's Account, determined as of the date of severance from employment, shall be forfeited and shall be applied thereafter to reduce a subsequent contribution or contributions of the Employer as provided in the Plan. If such former Participant is rehired by an Employer on or before the end of and is employed by an Employer at the end of the fifth Plan Year after the Plan Year in which such severance occurred, then such nonvested portion of the Participant's Account shall be reinstated by the Employer and the Participant's right thereto shall be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to him or her on account of the severance from employment. Unallocated forfeitures are used to reduce future Employer Contributions. For the years ending December 31, 2002 and 2001, these forfeitures amounted to $194,090 and $152,786, respectively.

Vesting

Except for amounts transferred from the Cash Balance Plan into the Plan, Employer Contributions to a Participant's Thrift Account are fully vested. Amounts transferred from the Cash Balance Plan follow the Cash Balance Plan vesting regulations and vest upon the earliest of a Participant's completion of five years of service with an Employer. All amounts credited to a Participant's ESOP Fund are fully vested.

Penalties Upon Withdrawal

If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant will lose the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan's Record Keeper. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. The mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amount reported in the statement of net assets available for Plan benefits.

Investment Valuation and Income Recognition (Master Trust Fund)

The investments in the Master Trust are stated at fair value except for its benefit-responsive investment contracts with the Stable Value Fund, which are recorded at contract value, which approximates fair value. The Plan's investments in the guaranteed annuity contracts of the Stable Value Fund are with various insurance companies and other financial institutions, and are recorded at contract value, which approximates fair value, and is calculated as cost plus accumulated interest less withdrawals. Quoted market prices are used to value all other investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Temporary investments are stated at cost, which approximates fair market value. Dividend income is recorded on the ex-dividend date. The loans to Participants are valued at outstanding principal balance plus accrued interest, which approximates fair value.

Investment gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure.

Payment of Benefits

Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $286,795 and $396,747 as of December 31, 2002 and 2001, respectively.

Administrative Expenses of Plan

All expenses incurred for the administration of the Plan, including taxes and brokerage costs, are deducted from the Master Trust Fund.

Transfers of the ESOP Fund to Thrift Account

Participants are permitted to transfer all, but not less than all, of the shares of the Company's Common Stock from their ESOP Fund to their Thrift Accounts. To effect such transfers, the Trustee will sell the shares of the Company's Common Stock held in the ESOP Fund and invest the proceeds in the Thrift Account Investment Funds designated by the Participant. The cash value of each share of the Company's Common Stock transferred will be equal to the price per share of the Company's Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

3. INVESTMENT OF THE PLAN AND SAVINGS PLAN IN THE MASTER TRUST

Certain of the Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2002 and 2001, the Plan's interests in such assets of the Master Trust were approximately 61%.

                                                                                        December 31,
                                                                         ----------------------------------------------
                                                                                2002                         2001
                                                                         ------------------             ---------------
Investments at fair value:
    Participant loans                                                        $32,248,249                  $31,729,786
    Cash and cash equivalents                                                 35,714,345                   21,516,751
    Common Stock of
         Public Service Enterprise Group Incorporated                        131,765,788                  151,220,984
    Mutual funds                                                             386,914,157                  470,642,487
    Guaranteed Investment Contracts                                          449,586,297                  392,214,802
    Schwab PCRA Fund (a)                                                      20,363,052                   24,676,728
                                                                          --------------               --------------
         Total Investments                                                $1,056,591,888               $1,092,001,538
                                                                          ==============               ==============

                                                                                                         December 31,
                                                                                                             2002
                                                                                                      -----------------
Investment (loss)/income:
    Net depreciation in fair value of Mutual Funds                                                      $(87,376,771)
    Net depreciation in fair value of Common Stock
         of Public Service Enterprise Group Incorporated                                                 (33,891,406)
    Net depreciation in fair value of Schwab PCRA Fund (a)                                                (8,570,434)
    Interest on Participant Loans                                                                           2,320,310
    Interest from Enterprise Common Stock Funds                                                                54,809
    Interest from Guaranteed Investment Contracts                                                          21,153,762
    Dividends from Common Stock of Public
         Service Enterprise Group Incorporated                                                              8,067,846
                                                                                                         ------------
         Total Investment loss, net                                                                      $(98,241,884)
                                                                                                         ============

     (a) Amounts primarily relate to equity investments in stocks and through mutual funds. The net depreciation in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

The Master Trust includes the following GIC's in the Stable Value Fund as of December 31, 2002 and 2001:

A.  Thrift Account Investment Funds

    (1) The assets of the Stable Value Fund are primarily invested in Traditional GICs or Synthetic GICs with additional investments in the Trustee's short-term investment fund. All GIC contract values approximate fair values.

          At December 31, 2002, the Stable Value Fund was comprised of the following:

                      Issuer                         Type           Expiration        Effective Rate     Contract Value
    -------------------------------------------- ------------- ---------------------- ---------------- -------------------
    Prudential Life Insurance Company            Traditional     November 30, 2005         6.99%            $5,749,978.05
    Caisse des Depots                             Synthetic      February 3, 2003          2.89%             3,013,846.78
    Bank of America (A)                           Synthetic         Open-Ended             5.69%            25,453,497.34
    Bank of America (B)                           Synthetic         Open-Ended             4.31%            34,948,400.84
    Bank of America (B)                           Synthetic         Open-Ended             4.94%            32,412,640.98
    Continental Assurance Company (B)             Synthetic         Open-Ended             4.94%             6,451,015.04
    ING Life Insurance & Annuity Co.(B)           Synthetic         Open-Ended             2.44%            18,059,081.75
    Allstate Life Insurance Company               Synthetic         Open-Ended             5.54%            47,559,808.29
    State Street Bank and Trust Company           Synthetic         Open-Ended             4.63%            58,362,323.63
    John Hancock                                  Synthetic         Open-Ended             5.62%            10,234,629.91
    Monumental Life                               Synthetic         Open-Ended             5.89%            56,631,169.28
    JP Morgan Chase (B)                           Synthetic         Open-Ended             4.25%            51,136,404.43
    JP Morgan Chase (B)                           Synthetic         Open-Ended             4.81%            27,812,584.88
    JP Morgan Chase (A)                           Synthetic         Open-Ended             6.71%            21,987,437.85
    UBS AG                                        Synthetic         Open-Ended             6.45%            49,773,477.51
                                                                                                          ---------------
           Total GICs                                                                                     $449,586,296.56
    Investment in Bankers Trust Short Term Investment Fund (1.36%)                                          19,501,794.94
                                                                                                          ---------------
           Total Stable Value Fund                                                                        $469,088,091.50
                                                                                                          ===============

    (A) Managed by PIMCO Investment Management Company
    (B) Managed by INVESCO Institutional, Inc.


    (2) The assets of the Enterprise Common Stock Fund are invested in the Company's Common Stock.

B. ESOP Fund

       During 2002 and 2001, no contributions to or transfers into the ESOP Fund were permitted.

C. Schwab PCRA Fund

       The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds, stocks and bonds. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Participants may transfer up to 100% of their account balance, less $500 to pay for certain fees, to the Schwab PCRA Fund.

4. NON-PARTICIPANT DIRECTED INVESTMENTS

As stated previously, prior to March 1, 2002, Employer Contributions for Participants with respect to Basic Deposits in excess of 6% and up to 8% of Compensation were made in shares of the Company's Common Stock into the Enterprise Common Stock Fund and were not available for transfer to any other Investment Fund or withdrawal from the Plan prior to the Participant's termination of employment. Information about the net assets and the significant components of the changes in net assets relating to the Plan's interest in the Enterprise Common Stock Fund is as follows:

                                                                                  As of December 31,
                                                                        ------------------- -- -----------------
                                                                                2002                  2001
                                                                        -------------------     ----------------
Net Assets:
     Enterprise Common Stock Fund                                          $  70,715,733          $79,673,959
                                                                           =============          ===========

Changes in Net Assets:
     Deposits and Contributions                                            $   4,695,877
     Dividends and Interest                                                    4,205,766
     Net Depreciation                                                       (16,870,152)
     Benefits paid to Participants                                           (2,246,397)
     Forfeitures                                                                 (2,104)
     Loan Repayments                                                             835,589
     Loans to Participants                                                     (786,377)
     Administrative Expenses                                                   (112,910)
     Transfers from participant-directed investments                           1,322,482
                                                                           -------------
         Total Net Change                                                  $  (8,958,226)
                                                                           =============

5. FEDERAL INCOME TAX STATUS

The Plan is intended to be qualified under Section 401(a) of the IRC and is intended to be exempt under Section 501(a) of the IRC. The Plan received a favorable IRS determination letter dated April 8, 1998. The Plan has since been amended. The Plan filed an application for a determination letter with the IRS in February 2002. To date, no action has been taken by the IRS on this application. However, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are in the Company's Common Stock. As the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited

                    NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA's rules on prohibited transactions.

At December 31, 2002 and 2001, the Trust held 10,924,899 and 9,442,794 shares, respectively, of the Common Stock of Public Service Enterprise Group Incorporated, the sponsoring employer stock, with a cost basis per unit of $11.48 and $15.03, respectively.

At December 31, 2002 and 2001, the Trust held 308,532 and 325,810 shares, respectively, of the Common Stock of Public Service Enterprise Group Incorporated in the ESOP Fund, the sponsoring employer stock, and with a cost basis of $32.10 and $42.19 respectively.

During the year ended December 31, 2002, the Trust recorded dividend income of $8 million from the Common Stock of Public Service Enterprise Group Incorporated.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all Participants would become 100 percent vested in their account.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                  Public Service Enterprise Group Incorporated
                  Employee Thrift and Tax-Deferred Savings Plan
                                 (Name of Plan)


                        By:      Margaret M. Pego
                        ------------------------------------
                                 Margaret M. Pego
                             Chairperson of Employee
                                Benefits Committee

Date: June 27, 2003

                                  EXHIBIT INDEX
Exhibit Number
--------------
     99             Independent Auditors' Consent